October 3, 2019

Jonathan Truppman
General Counsel
Casper Sleep Inc.
230 Park Avenue South, Floor 13
New York, New York 10003

       Re: Casper Sleep Inc.
           Amendment No. 2 to
           Draft Registration Statement on Form S-1
           Submitted September 20, 2019
           CIK No. 0001598674

Dear Mr. Truppman:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment 2 to Draft Registration Statement on Form S-1 submitted September 20, 2019

General

1. We note that some of your executives were quoted in a New York Times article published on September 13, 2019 about the company. Please tell us the facts and circumstances that led to your executives being identified and interviewed for this New York Times article, including the date of the interview. Discuss your press policy and whether you or any affiliates have provided any other interviews or published any press releases. Finally, please tell us what steps the company has taken to ensure that written offers are by means of a prospectus prior to the effective date of the registration statement. We may have additional comments upon review of your response.
 Jonathan Truppman
Casper Sleep Inc.
October 3, 2019
Page 2
2. We note that you have a Sleep Advisory Board assembled from experts in the fields of sleep research, clinical psychology, and integrated medicine. Please identify the members of your Sleep Advisory Board and elaborate on the role of the board.
3. We note that you refer to your consumer experience professionals as Sleep Specialists.
      Please elaborate on the training and experience of your Sleep
Specialists.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 91

4. Please revise your disclosure on page 93 to clarify that net cash used in financing activities, as opposed to investing activities, was $0.1 million for the six months ended
      June 30, 2018.
        You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202)
551-7844 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



                                                            Sincerely,
FirstName LastNameJonathan Truppman
                                                            Division of
Corporation Finance
Comapany NameCasper Sleep Inc.
                                                            Office of
Manufacturing
October 3, 2019 Page 2
cc:       Marc Jaffe
FirstName LastName